August 25, 2025

Benjamin Piggott
Chief Financial Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

       Re: ECD Automotive Design, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 7, 2025
           File No. 333-288692
Dear Benjamin Piggott:

        We have conducted a limited review of your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 7, 2025 Cover Page

1. We note your response to prior comment 1. Please disclose on the cover page and in the Plan of Distribution section beginning on page 120 that ECDA Bitcoin Treasury,
       LLC is an underwriter. For guidance, see SAS C&DI 139.13. Given that ECDA
       Bitcoin Treasury, LLC is an underwriter, tell us why you believe it is appropriate to disclose that an underwriter could sell shares pursuant to Rule 144 as you suggest in the first paragraph on page 121.
Risk Factors, page 10

2. We note your response to prior comment 6. Please include a risk factor to highlight the litigation discussed in Schedule 4.19 of Exhibit 10.63.
 August 25, 2025
Page 2

3. Please include a risk factor to highlight the risk related to the registrant's ability to continue as a going concern. In this regard, we note the disclosure on pages 50 and F-
       33.
4. Please disclose the material terms of the EPFA, such as the following: the advances and "Trigger Price" in section 2.01; the ownership limitation in section 2.02(a); the assignment provision in section 6.19; the variable rate transaction provision in section
       6.20(b); and the termination provisions in section 9.01.
ECD's Nasdaq Listing, page 80

5. We note your response to prior comment 5. Please update the disclosure in the last paragraph on page 80. In this regard, we note the disclosure in Item
3.01 of the
       registrant's Form 8-K filed on August 12, 2025. Also, clarify the disclosure in the fifth and sixth sentences of the last paragraph on page 80.
Selling Securityholders, page 115

6. We note the new disclosure in footnote (33) on page 119. Please tell us, with a view to disclosure, whether the 100,000 shares of common stock received by the selling securityholder as a commitment fee are included in the shares being registered for resale. Also, expand the disclosure in footnote (33) on page 119 to disclose the natural person(s) exercising voting and dispositive powers with respect to the shares offered by ECDA Bitcoin Treasury LLC. Refer to Regulation S-K Compliance and Disclosure
       Interpretations Question 140.02.
General

7. Please confirm your understanding that we will not be in a position to declare your
       Form S-1 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2024 have been resolved. Also, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-
       1, please make corresponding revisions to all affected disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
 August 25, 2025
Page 3

                          Office of Manufacturing
cc:   Mitchell Nussbaum